UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HANWHA SOLARONE CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation

Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu

Seoul 100-797, Korea

Phone Number: (82) 2 729 2517

Attention: Mr. Moon-Seong Choi

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Solar Holdings Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 229,311,796 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 229,311,796 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 229,311,796 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, and (b) the internal reserves of Hanwha Chemical. Hanwha Solar Holdings Co., Ltd. (“Hanwha”) is a wholly-owned subsidiary of Hanwha Chemical.

(2)	The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 ordinary shares of Hanwha SolarOne Co., Ltd. (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”), which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 American Depositary Shares (“ADSs”) of the Issuer; and (b) 20,062,348 Ordinary Shares (the “Loaned Shares”) issued to Hanwha pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Share Lending Agreement”). The 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares are held directly by Hanwha.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3)	Percentage of class calculated based on an aggregate of 457,394,472 Ordinary Shares issued and outstanding as of September 30, 2014, based upon information provided to the Reporting Persons by the Issuer, plus each of the following: (a) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; and (b) 20,070,375 Ordinary Shares (represented by 4,014,075 ADSs, the “Loaned ADSs”) issued to Morgan Stanley & Co. International PLC (the “Dealer”) pursuant to that certain Share Issuance and Repurchase Agreement by and between the Issuer and the Dealer, dated as of January 23, 2008 (the “Dealer Agreement”), for an aggregate total of 497,527,195 outstanding Ordinary Shares.

The Issuer stated in the Issuer’s Report of Foreign Private Issuer on Form 20-F for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 14, 2014 (the “Annual Report”) that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 497,527,195 if the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of exclusion of the Loaned Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 45.8%.

Based on information provided to the Reporting Persons by the Issuer, a total of 807,355 Ordinary Shares (represented by 161,471 ADSs) have been reserved by the Issuer as of December 31, 2013 to allow for the participation in the ADS program by its employees pursuant to the Issuer’s equity incentive plans (the “Option Reserve Shares”). For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 498,334,550 if the 4,014,075 Loaned ADSs, the 20,062,348 Loaned Shares and the 807,355 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 46.0%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Chemical Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 229,311,796 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 229,311,796 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 229,311,796 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2)	The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 20,062,348 Loaned Shares. The 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3)	Percentage of class calculated based on an aggregate of 457,394,472 Ordinary Shares issued and outstanding as of September 30, 2014, based upon information provided to the Reporting Persons by the Issuer, plus each of the following: (a) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 20,070,375 Ordinary Shares (represented by the 4,014,075 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 497,527,195 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 497,527,195 if the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of exclusion of the Loaned Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 45.8%.

Based on information provided to the Reporting Persons by the Issuer, the Issuer has reserved 807,355 Option Reserve Shares as of December 31, 2013. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 498,334,550 if the 4,014,075 Loaned ADSs, the 20,062,348 Loaned Shares and the 807,355 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 46.0%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 229,311,796 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 229,311,796 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 229,311,796 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.1% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2)	The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 20,062,348 Loaned Shares. The 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.67% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3)	Percentage of class calculated based on an aggregate of 457,394,472 Ordinary Shares issued and outstanding as of September 30, 2014, based on information provided to the Reporting Persons by the Issuer, plus each of the following: (a) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 20,070,375 Ordinary Shares (represented by the 4,014,075 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 497,527,195 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 497,527,195 if the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of exclusion of the Loaned Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 45.8%.

Based on information provided to the Reporting Persons by the Issuer, the Issuer has reserved 807,355 Option Reserve Shares as of December 31, 2013. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 498,334,550 if the 4,014,075 Loaned ADSs, the 20,062,348 Loaned Shares and the 807,355 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 46.0%.

CUSIP No.: 83415U108

1.	Name of reporting person Mr. Seung-Youn Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 229,311,796 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 229,311,796 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 229,311,796 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 46.1% (3)
14.	Type of reporting person (see instructions) IN

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, and (b) the internal reserves of Hanwha Chemical.

(2)	The aggregate amount beneficially owned by the Reporting Persons is comprised of the following: (a) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs of the Issuer; and (b) the 20,062,348 Loaned Shares. The 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares are held directly by Hanwha. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares. Hanwha Corporation together with its affiliates hold approximately 42.67% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.04% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares and the 20,062,348 Loaned Shares.

Pursuant to the Share Lending Agreement, Hanwha agreed that it holds only the voting rights with respect to any Loaned Shares and, subject to applicable law, waived all other rights attaching to or arising in respect of the Loaned Shares.

(3)	Percentage of class calculated based on an aggregate of 457,394,472 Ordinary Shares issued and outstanding as of September 30, 2014, based on information provided to the Reporting Persons by the Issuer, plus each of the following: (a) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, and (b) 20,070,375 Ordinary Shares (represented by the 4,014,075 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 497,527,195 outstanding Ordinary Shares.

The Issuer stated in the Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 497,527,195 if the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of exclusion of the Loaned Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 45.8%.

Based on information provided to the Reporting Persons by the Issuer, the Issuer has reserved 807,355 Option Reserve Shares as of December 31, 2013. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 498,334,550 if the 4,014,075 Loaned ADSs, the 20,062,348 Loaned Shares and the 807,355 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 46.0%.

All information in this Amendment No. 5 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 5 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010, as further amended by Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the SEC on July 1, 2011, as further amended by Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 17, 2012 and as further amended by Amendment No. 4 to Schedule 13D filed jointly by the Reporting Persons with the SEC on April 22, 2013 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 2.	Security and Issuer.

The last sentence of the paragraph under the heading “Hanwha Corporation” of Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Hanwha Corporation together with its affiliates hold approximately 42.67% of the outstanding common/voting shares of Hanwha Chemical.

The last sentence of the paragraph under the heading “Mr. Seung-Youn Kim” of Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Seung-Youn Kim together with its affiliates hold approximately 36.04% of the outstanding common/voting shares of Hanwha Corporation.

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended by inserting the following language at the end of the last paragraph:

On August 16, 2012, Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, was convicted of breach of trust by Seoul Western District Court of the Republic of Korea and sentenced to a prison term of four years and a fine of 5.1 billion Korean Won. On April 15, 2013, the Seoul High Court of the Republic of Korea reduced Mr. Seung-Youn Kim’s prison term to three years and upheld the District Court’s decision of the 5.1 billion Korean Won fine. On September 26, 2013, the Supreme Court of South Korea overturned Mr. Seung-Youn Kim’s three-year prison sentence and sent the case back to the Seoul High Court of the Republic of Korea to, among other things, recalculate certain of the financial damages incurred. On February 11, 2014, the Seoul High Court of the Republic of Korea sentenced Mr. Seung-Youn Kim to a three-year prison term with a five-year stay of execution for breach of trust.

On August 16, 2012, Mr. Young In Yoo, a director of Hanwha and the Senior Vice President and Chief Financial Officer of Hanwha Chemical, was convicted of counterfeiting by Seoul Western District Court of the Republic of Korea and sentenced to a prison term of six months, which sentence was suspended for one year. On April 15, 2013, the Seoul High Court of the Republic of Korea upheld the District Court’s decision and sentenced Mr. Young In Yoo to a prison term of six months, which sentence was suspended for one year.

Schedule B and Schedule C referenced in Item 2 of the Initial Schedule 13D are hereby amended and restated in their entireties and replaced with Schedule B and Schedule C hereto, respectively, which are incorporated in Item 2 by reference.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended by inserting the following language at the end of the paragraph under the heading “Share Lending Agreement” of Item 4:

On October 25, 2011, the Issuer repurchased and cancelled 5,005,536 Loaned ADSs and the Ordinary Shares represented by such Loaned ADSs that were issued to the Dealer pursuant to the Dealer Agreement. On October 25, 2011, the Issuer also repurchased and cancelled 25,017,671 Loaned Shares that were issued to Hanwha pursuant to the Share Lending Agreement. The Issuer repurchased these Loaned ADSs and Loaned Shares at par value of US$0.0005 per ADS and US$0.0001 per Ordinary Share, respectively.

The disclosure in Item 4 of the Initial Schedule 13D is hereby further amended by inserting the following language at the end of the subsection under the heading “Share Purchase Agreements” of Item 4:

On December 8, 2014, the Issuer, Hanwha and Hanwha Q CELLS Investment Co., Ltd. (“Target”) entered into a Share Purchase Agreement, which is attached hereto as Exhibit 99.10 and incorporated herein by reference (the “2014 Purchase Agreement”), pursuant to which, among other things, the Issuer will purchase all of the issued and outstanding ordinary shares of Target, an entity wholly-owned by Hanwha, in exchange for the issuance by Issuer to Hanwha of 3,701,145,330 Ordinary Shares (the “Transaction”). The Ordinary Shares issued by the Issuer to Hanwha in connection with the Transaction will not be registered with the SEC. Concurrently with the execution of the 2014 Purchase Agreement, Hanwha and the Issuer entered into a new Shareholder Agreement, which, will only become effective as of the closing, whereupon it will supersede and replace the Shareholder Agreement in its entirety. The consummation of the Transaction is subject to satisfaction or waiver of certain conditions, including, among others, (i) the requisite approval of the Issuer’s shareholders at a meeting of such shareholders, (ii) expiration or termination of the waiting period, if any, applicable to the consummation of the Transaction under the Competition Laws of Japan and receipt of any consent required under such Competition Laws and (iii) the absence of any law which restrains, enjoins or otherwise prohibits or makes illegal the Transaction, and the absence of any government proceeding which seeks to restrain or prohibit the consummation of the Transaction. The Transaction is expected to close on or about January 30, 2015.

The references to, and descriptions of, the 2014 Purchase Agreement are not intended to be complete and are qualified in their entirety by reference to the 2014 Purchase Agreement, a copy of which is attached hereto as Exhibit 99.10, and which is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, Hanwha beneficially owns: (i) 209,249,448 Ordinary Shares, which includes 6,405,055 Ordinary Shares represented by an aggregate of 1,281,011 ADSs, and (ii) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement, representing approximately 46.1% of all of the issued and outstanding Ordinary Shares. Hanwha is a wholly-owned subsidiary of Hanwha Chemical and Hanwha Chemical may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement. Hanwha Corporation together with its affiliates hold approximately 42.67% of the issued and outstanding shares of Hanwha Chemical and Hanwha Corporation may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement. Mr. Seung-Youn Kim, a representative director and executive officer of Hanwha Chemical and Hanwha Corporation, together with his affiliates hold approximately 36.04% of the issued and outstanding shares of Hanwha Corporation and Mr. Seung-Youn Kim may therefore be deemed to be the beneficial owner of the 209,249,448 Ordinary Shares owned by Hanwha and the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement.

For purposes of this Schedule 13D, the Reporting Persons based the number of outstanding Ordinary Shares on an aggregate of 457,394,472 Ordinary Shares issued and outstanding as of September 30, 2014, based on information provided to the Reporting Persons by the Issuer, plus each of the following: (i) the 20,062,348 Loaned Shares issued to Hanwha pursuant to the Share Lending Agreement; and (ii) 20,070,375 Ordinary Shares (represented by the 4,014,075 Loaned ADSs) issued to the Dealer pursuant to the Dealer Agreement, for an aggregate total of 497,527,195 outstanding Ordinary Shares.

The Issuer stated in the Issuer’s Annual Report that it does not believe that the Ordinary Shares represented by the Loaned ADSs or the Loaned Shares will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares from the number of Ordinary Share equivalents deemed outstanding. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 497,527,195 if the 4,014,075 Loaned ADSs and the 20,062,348 Loaned Shares were included in the calculation of beneficial ownership.

For purposes of reporting its beneficial ownership in this Schedule 13D, the Reporting Persons have assumed that the Loaned Shares are issued, outstanding and beneficially held by the Reporting Persons. If the Reporting Persons excluded the Loaned Shares, they would be deemed to beneficially own 209,249,448 Ordinary Shares. Inclusion or exclusion of the Loaned Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of exclusion of the Loaned Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 45.8%.

Based on information provided to the Reporting Persons by the Issuer, the Issuer has reserved 807,355 Option Reserve Shares as of December 31, 2013. For purposes of calculating beneficial ownership in the Annual Report, the Issuer excluded the Option Reserve Shares from the number of Ordinary Share equivalents deemed outstanding and stated that it did not believe that the Option Reserve Shares would increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares as of September 30, 2014 would have been 498,334,550 if the 4,014,075 Loaned ADSs, the 20,062,348 Loaned Shares and the 807,355 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares, the Reporting Persons’ beneficial ownership percentage would be approximately 46.0%.

(b) Hanwha Solar Holdings Co., Ltd.:

(1)	Sole Voting Power: 229,311,796

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 229,311,796

(4)	Shared Dispositive Power: 0

Hanwha Chemical Corporation:

(1)	Sole Voting Power: 229,311,796

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 229,311,796

(4)	Shared Dispositive Power: 0

Hanwha Corporation:

(1)	Sole Voting Power: 229,311,796

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 229,311,796

(4)	Shared Dispositive Power: 0

Seung-Youn Kim:

(1)	Sole Voting Power: 229,311,796

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 229,311,796

(4)	Shared Dispositive Power: 0

(c) The information in Item 4 above is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.

Exhibit 99.2*	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.

Exhibit 99.3*	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.4*	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.

Exhibit 99.5*	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.

Exhibit 99.6*	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.7*	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.8#	Subscription Agreement, dated as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.

Exhibit 99.9**	Power of Attorney, dated August 17, 2012, by and between Seung-Youn Kim and Ki-Joon Hong.

Exhibit 99.10‡	Share Purchase Agreement, dated as of December 8, 2014, by and among Hanwha SolarOne Co., Ltd., Hanwha Solar Holdings Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd.

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2010.
#	Incorporated by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 1, 2010.
**	Incorporated by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 17, 2012.
‡	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014	HANWHA SOLAR HOLDINGS CO., LTD.

/s/ Kyu Dong Choi
	Name:	Kyu Dong Choi
	Title:	Director

Dated: December 8, 2014	HANWHA CHEMICAL CORPORATION

/s/ Han-Hong Bang
	Name:	Han-Hong Bang
	Title:	Chief Executive Officer

Dated: December 8, 2014	HANWHA CORPORATION

/s/ Kyung-Seob Shim
	Name:	Kyung-Seob Shim
	Title:	Chief Executive Officer

Dated: December 8, 2014	/s/ Seung-Youn Kim
SEUNG-YOUN KIM

SCHEDULE B

SCHEDULE B

Directors and Executive Officers of Hanwha Chemical Corporation

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Han-Hong Bang, Representative Director, President and Chief Executive Officer	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Representative Director, President and Chief Executive Officer of Hanwha Chemical Corporation	Korea

Mr. Jong-Hoon Lim, President & Chief Officer PVC/CA Business Unit of Hanwha Chemical Corporation	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Director, Executive Vice President & Chief Officer Polyolefin Business Unit of Hanwha Chemical Corporation	Korea

Mr. Yung-In Yoo, Senior Vice President & Chief Officer Finance Division Unit	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Senior Vice President & Chief Officer Finance Division Unit of Hanwha Chemical Corporation	Korea

Mr. Young-Hak Kim, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Shi-Woo Rhee, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Professor, Department of Chemical Engineering, POSTEC	Korea

Mr. An-Sik Lim, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Attorney at law, Barun Law, Korea	Korea

Mr. In-Hyun Chung, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Dong-Suk Han, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Auditor, Samsun Logics Corporation	Korea

Mr. Jin-Gyu Lee, Independent Director	Hanwha Chemical Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Professor, the Department of Business Administration, Korea Univ.	Korea

SCHEDULE C

Directors and Executive Officers of Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Kyung-Seob Shim, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Chief Executive Officer of Hanwha Corporation	Korea

Mr. Jae-Hong Park, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Representative Director, Trade Division of Hanwha Corporation	Korea

Mr. Jung-Ho Choi, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Professor, the Department of Business Administration, Sogang Univ.	Korea

Mr. Sun-ho Noh Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	N/A	Korea

Mr. Eui-Don Hwang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Former Army Chief of Staff	Korea

Mr. Seok-Hoon Kang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Managing Partner, Yulchon Law, Korea	Korea

Mr. Kwon-Tae Han, Chief Financial Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Chief Financial Officer of Hanwha Corporation	Korea

Mr. Yang-Soo, Choi Head of Commercial Explosives Business Sector, Explosives Division	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu Seoul 100-797, Korea	Head of Commercial Explosives Business Sector, Explosives Division of Hanwha Corporation	Korea